UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DC

02029904

DIVISION OF
CORPORATION FINANCE

March 8, 2002

NOACT
P.E 12-28-2001
132-02322

Linda S. Peterson
Assistant General Counsel
Occidental Petroleum Corporation
10889 Wilshire Boulevard
Los Angeles, California 90024

Act 1934
Section 14A-8
Rule
Public Availability 3/8/2002

Re: Occidental Petroleum Corporation
Incoming letter dated December 28, 2001

Dear Ms. Peterson:

This is in response to your letter dated December 28, 2001 concerning the shareholder proposal submitted to Occidental by the AFL-CIO Reserve Fund. We also have received a letter from the proponent dated February 11, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

PROCESSED
APR 11 2002
THOMSON
FINANCIAL

cc: Richard L. Trumka
Secretary-Treasurer
American Federation of Labor
and Congress of Industrialized Organizations
815 Sixteenth Street, N.W.
Washington, DC 20006

OXY OCCIDENTAL PETROLEUM CORPORATION

10889 WILSHIRE BOULEVARD
LOS ANGELES, CALIFORNIA 90024
TELEPHONE (310) 208-8800
FACSIMILE (310) 443-6690

LINDA S. PETERSON
ASSISTANT GENERAL COUNSEL

Direct Telephone (310) 443-6189
Direct Facsimile (310) 443-6737
E-Mail linda_peterson@oxy.com

December 28, 2001

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D. C. 20549

**Re: Occidental Petroleum Corporation
Omission of Stockholder Proposal**

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Occidental Petroleum Corporation, a Delaware corporation ("Occidental" or the "Company"), requests your concurrence that the stockholder proposal received by the Company from the AFL-CIO Reserve Fund, 815 Sixteenth Street, N.W., Washington, D.C. 20006, a copy of which proposal is attached hereto as Exhibit A (the "Proposal"), may properly be omitted from the proxy materials for the Company's 2002 Annual Meeting of Stockholders.

Occidental believes the Proposal, which seeks the adoption and implementation of a company-wide policy for the use of security consistent with the Voluntary Principles on Security and Human Rights in the Oil, Gas and Mining Industries, properly may be omitted pursuant to Rule 14a-8(i)(3), because the Proposal is vague, indefinite, and misleading.

<u>Discussion</u>

Rule 14a-8(i)(3) permits a registrant to omit a proposal from its proxy materials if the proposal is contrary to any of the Commission's rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials. The Staff has consistently taken the position that a company may exclude a proposal pursuant to Rule 14a-8(i)(3) if the proposal is vague, indefinite, and misleading. See H. J. Heinz Company, available May 25, 2001, TJX Companies, Inc. available March 14, 2001, Revlon, Inc., available March 13, 2001, Kohl's Corporation, available March 13, 2001, (in each case the Staff concurred in the omission of a stockholder proposal under Rule 14a-8(i)(3) because the proposal, which sought implementation of the SA8000 Social Accountability Standards, failed to clearly set forth what was required of the company).

The Proposal would require that Occidental "adopt and implement an enforceable and independently verifiable company-wide policy for the use of private security and security forces... consistent with the Voluntary Principles on Human Rights in the Oil, Gas, and Mining Industries...." As was the case with respect to H. J. Heinz Company, the Proposal fails to clearly set forth what is required of Occidental.

The Proposal refers to policies and principles that are not clearly summarized. Although the Proposal would require a policy consistent with the Voluntary Principles on Human Rights in the Oil, Gas, and Mining Industries, those principles are never summarized; only a reference to an Internet web site is given. The document found at that web address, entitled "Voluntary Principles on Security and Human Rights," attached hereto as Exhibit B (the "Voluntary Principles"), has a scope that is broader than the scope of the Proposal and the four points that are enumerated within it. If a stockholder were to visit the web address provided, he or she would find that the Voluntary Principles include observance of the U.N. Code of Conduct for Law Enforcement Officials and the U.N. Basic Principles on the Use of Force and Firearms, as well as "emerging best practices developed by Companies, civil society, and governments." ("Voluntary Principles on Security and Human Rights," Appendix to ICEM Update No. 97/2000, 20 Dec. 2000, located at http://www.icem.org/update/upd2000/secuhr.html) None of these references give the stockholder guidance as to how the Company's policy should be designed.

If the scope of the Proposal were limited to the four points enumerated, those four points are also vague and indefinite. The Proposal uses terms such as "internationally accepted human rights norms," "appropriate investigations," "credibly Implicated" and "credible allegations" without defining such terms. What the Proponent believes to be "appropriate" or "credible" may differ significantly from what other stockholders may believe. Without such definitions, a stockholder cannot be expected to know what kind of policy he is endorsing.

The Proposal would also require the "[p]rotection of worker rights based on the core labor standards of the United Nation's [sic] International Labor Organization." The term "core labor standards" is never defined. If by "core labor standards" the proponent means the Fundamental Conventions of the International Labor Organization, there are eight conventions, none of which are summarized in the proposal.

Occidental believes that it is the incorporation of the Voluntary Principles and the further incorporation within such Principles of other policies and standards adopted by the United Nations and others that distinguishes this proposal from the China Principles proposal considered by the Staff in Microsoft Corporation, available September 14, 2000, and Oracle Corporation, available August 15, 2000. In each of Microsoft and Oracle, the proposal set forth the eleven very specific principles that the stockholders were asked to consider. In those cases, the stockholders were not asked to forage the Internet and attempt to ascertain what the proposal might mean.

Additionally, Occidental believes that the Proponent's supporting statement contains false and misleading statements that imply that Occidental has been implicated in human rights abuses. Specifically, the Proponents states:

> "Human Rights Watch has reported that Occidental has in the past engaged Colombia's military forces to provided security in that region, where the military has committed serious human rights violations and tolerated violations by paramilitary groups. While Occidental 's operations need adequate security, we believe that need should not lead Occidental to put shareholder value at risk by implicating the Company in human rights abuses."

The two sentences misleadingly imply that Colombia's military forces have engaged in violations of human rights while providing security services to Occidental, that Occidental has been implicated in human rights abuses and that Occidental's decisions with respect to maintaining security for its operations in Colombia were done without regard to stockholder value. Human Rights Watch has never cited Occidental for human rights violations and there is no evidence linking human rights violations by the Colombian military forces or the paramilitary groups to Occidental. Moreover, security decisions are made by Occidental in order to protect corporate assets and thus protect stockholder value.

For the reasons set forth above, the Company believes that the Proposal may properly be omitted pursuant to Rule 14a-8(i)(3).

Conclusion

In accordance with Rule 14a-8(j), a copy of this letter is being sent to the AFL-CIO Reserve Fund, with a letter from the Company notifying him of Occidental's intention to omit the Proposal from its proxy materials. A copy of that letter is enclosed as Exhibit C.

Also enclosed are six copies of this letter with exhibits and an additional receipt copy of this letter. Please return the receipt copy in the enclosed self-addressed stamped envelope.

Occidental plans to begin mailing its proxy materials on or about March 19, 2002. Accordingly, we would appreciate receiving your response no later than March 1, 2002. If you have any questions concerning the Proposal or this request, please call the undersigned at (310) 443-6189.

Very truly yours,

Linda S. Peterson

Linda S. Peterson

Enclosures

cc: Mr. Dieter Waizenegger, AFL-CIO Reserve Fund

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
http://www.aflcio.org

EXHIBIT A

November 8, 2001

Occidental Petroleum Corporation
10889 Wilshire Boulevard
Los Angeles, CA 90024
Attention: Corporate Secretary

Dear Sir or Madam:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2001 proxy statement of Occidental Petroleum Corporation (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2002 annual meeting of shareholders (the "Annual Meeting"). The Fund is the beneficial owner of 300 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Dieter Waizenegger at (202) 637-3913.

Sincerely,

Richard L. Trumka
Secretary-Treasurer

RLT:dw

Resolved: The shareholders of Occidental Petroleum Corporation urge the Board of Directors to adopt and implement an enforceable and independently verifiable company-wide policy for the use of private security and security forces provided by the government of a host country consistent with the Voluntary Principles on Security and Human Rights in the Oil, Gas and Mining Industries formulated by the U.S. State Department and U.K. Foreign and Commonwealth Office (available at www.icem.org/update/upd2000/secuhr.html), including requiring the following:

- Security forces must conform to internationally accepted human rights norms governing conduct of law enforcement officials;
- Risk assessments to ensure that no one credibly implicated in human rights abuses provides security services;
- Appropriate investigations of credible allegations of human rights violations and suspension of alleged violators; and
- Protection of worker rights based on the core labor standards of the United Nation's International Labor Organization, including freedom of association; the right to bargain collectively; and prohibitions on child labor, forced labor, and discrimination. Business, government and employee representatives from around the world including the United States endorsed the ILO standards.

Occidental shall hire independent local human rights organizations to monitor its practices and disclose adequate information so that shareholders and the public can verify policy implementation.

<u>Supporting Statement</u>

As a global corporation, Occidental faces many regulatory regimes and public pressures that expose it to various risks. Managing operations effectively and increasing shareholder value depend on public and governmental goodwill. A company's record of good corporate citizenship is a valuable asset.

This proposal addresses Occidental's risk of being a party to or appearing to benefit from human rights violations. Neither Occidental's Code of Business Conduct nor the Global Sullivan Principles endorsed by Occidental include principles on the use of security forces.

Occidental does business in Colombia, a country known for its poor human rights record. The most recent U.S. State Department Country Report of Human Rights Practices released in February 2001 estimated that 4,000 citizens died in political and extrajudicial executions. The report noted that "Government security forces continued to commit serious abuses, including extrajudical killings," and that "[m]embers of the security forces collaborated with paramilitary groups that committed abuses."

Occidental operates an oil field in the Cano Limon area in Colombia, which has been repeatedly attacked by insurgent forces. Human Rights Watch has reported that Occidental has in the past engaged Colombia's military forces to provide security in that region, where the military has committed serious human rights violations and tolerated violations by paramilitary groups. While Occidental's operations need adequate security, we believe that need should not lead Occidental to put shareholder value at risk by implicating the company in human rights abuses.

The adoption of this policy, coupled with effective enforcement (including monitoring by independent organizations) and transparency to shareholders and the public, are necessary to maintain confidence in Occidental's commitment to human rights.

We urge shareholders to vote FOR this resolution.

EXHIBIT B

Appendix to ICEM Update No. 97/2000

20 Dec. 2000

VOLUNTARY PRINCIPLES ON SECURITY AND HUMAN RIGHTS

The Governments of the United States and the United Kingdom, companies in the extractive and energy sectors ("Companies"), and non-governmental organizations, all with an interest in human rights and corporate social responsibility, have engaged in a dialogue on security and human rights.

The participants recognize the importance of the promotion and protection of human rights throughout the world and the constructive role business and civil society (including non-governmental organizations, labor/trade unions and local communities) can play in advancing these goals. Through this dialogue, the participants have developed the following set of voluntary principles to guide Companies in maintaining the safety and security of their operations within an operating framework that ensures respect for human rights and fundamental freedoms. Mindful of these goals, the participants agree to the importance of continuing this dialogue and keeping under review these principles to ensure their continuing relevance and efficacy.

Acknowledging that security is a fundamental need, shared by individuals, communities, businesses and governments alike, and acknowledging the difficult security issues faced by Companies operating globally, we recognize that security and respect for human rights can and should be consistent;

Understanding that governments have the primary responsibility to promote and protect human rights and that all parties to a conflict are obliged to observe applicable international humanitarian law, we recognize that we share the common goal of promoting respect for human rights, particularly those set forth in the Universal Declaration of Human Rights, and international humanitarian law;

Emphasizing the importance of safeguarding the integrity of company personnel and property, Companies recognize a commitment to act in a manner consistent with the laws of the countries within which they are present, to be mindful of the highest applicable international standards, and to promote the observance of applicable international law enforcement principles (e.g., the U.N. Code of Conduct for Law Enforcement Officials and the U.N. Basic Principles on the Use of Force and Firearms by Law Enforcement Officials), particularly with regard to the use of force;

Taking note of the effect that Companies' activities may have on local communities, we recognize the value of engaging with civil society and host and home governments to contribute to the welfare of the local community while mitigating any potential for conflict where possible;

Understanding that useful, credible information is a vital component of security and human rights, we recognize the importance of sharing and understanding our respective experiences regarding, inter alia, best security practices and procedures, country human rights situations, and public and private security, subject to confidentiality constraints;

Acknowledging that home governments and multilateral institutions may, on occasion, assist host governments with security sector reform, developing institutional capacities and strengthening the rule of law, we recognize the important role Companies and civil society can play in supporting these efforts;

We hereby express our support for the following voluntary principles regarding security and human rights in the extractive sector, which fall into three categories, risk assessment, relations with public security and relations with private security:

RISK ASSESSMENT

The ability to assess accurately risks present in a Company's operating environment is critical to the security of personnel, local communities and assets; the success of the Company's short and long-term operations; and to the promotion and protection of human rights. In some circumstances, this is relatively simple; in others, it is important to obtain extensive background information from different sources; monitoring and adapting to changing, complex political, economic, law enforcement, military and social situations; and maintaining productive relations with local communities and government officials.

The quality of complicated risk assessments is largely dependent on the assembling of regularly updated, credible information from a broad range of perspectives - local and national governments, security firms, other companies, home governments, multilateral institutions and civil society knowledgeable about local conditions. This information may be most effective when shared to the fullest extent possible (bearing in mind confidentiality considerations) between Companies, concerned civil society, and governments.

Bearing in mind these general principles, we recognize that accurate, effective risk assessments should consider the following factors:

· *Identification of security risks.* Security risks can result from political, economic, civil or social factors. Moreover, certain personnel and assets may be at greater risk than others. Identification of security risks allows a Company to take measures to minimize risk and to assess whether Company actions may heighten risk.

· *Potential for violence.* Depending on the environment, violence can be widespread or limited to particular regions, and it can develop with little or no warning. Civil society, home and host government representatives and other sources should be consulted to identify risks presented by the potential for violence. Risk assessments should examine patterns of violence in areas of Company operations for educational, predictive and preventative purposes.

· *Human rights records.* Risk assessments should consider the available human rights records of public security forces, paramilitaries, local and national law enforcement, as well as the reputation of private security. Awareness of past abuses and allegations can help Companies to avoid recurrences as well as to promote accountability. Also, identification of the capability of the above entities to respond to situations of violence in a lawful manner (i.e., consistent with applicable international standards) allows Companies to develop appropriate measures in operating environments.

· *Rule of law.* Risk assessments should consider the local prosecuting authority and judiciary's capacity to hold accountable those responsible for human rights abuses and for those responsible for violations of international humanitarian law in a manner that respects the rights of the accused.

· *Conflict analysis.* Identification of and understanding the root causes and nature of local conflicts, as well as the level of adherence to human rights and international humanitarian law standards by key actors, can be instructive for the development of strategies for managing relations between the Company, local communities, Company employees and their unions, and host governments. Risk assessments should also consider the potential for future conflicts.

· *Equipment transfers.* Where Companies provide equipment (including lethal and non-lethal equipment) to public or private security, they should consider the risk of such transfers, any relevant export licensing requirements, and the feasibility of measures to mitigate foreseeable negative consequences, including adequate controls to prevent misappropriation or diversion of equipment which may lead to human rights abuses. In making risk assessments, companies should consider any relevant past incidents involving previous equipment transfers.

INTERACTIONS BETWEEN COMPANIES AND PUBLIC SECURITY

Although governments have the primary role of maintaining law and order, security and respect for human rights, Companies have an interest in ensuring that actions taken by governments, particularly the actions of public security providers, are consistent with the protection and promotion of human rights. In cases where there is a need to supplement security provided by host governments, Companies may be required or expected to contribute to, or otherwise reimburse, the costs of protecting Company facilities and personnel borne by public security. While public security is expected to act in a manner consistent with local and national laws as well as with human rights standards and international humanitarian law, within this context abuses may nevertheless occur.

In an effort to reduce the risk of such abuses and to promote respect for human rights generally, we have identified the following voluntary principles to guide relationships between Companies and public security regarding security provided to Companies:

Security Arrangements

· Companies should consult regularly with host governments and local communities about the impact of their security arrangements on those communities.

· Companies should communicate their policies regarding ethical conduct and human rights to public security providers, and express their desire that security be provided in a manner consistent with those policies by personnel with adequate and effective training.

· Companies should encourage host governments to permit making security arrangements transparent and accessible to the public, subject to any overriding safety and security concerns.

Deployment and Conduct

· The primary role of public security should be to maintain the rule of law, including safeguarding human rights and deterring acts that threaten Company personnel and facilities. The type and number of public security forces deployed should be competent, appropriate and proportional to the threat.

· Equipment imports and exports should comply with all applicable law and regulations. Companies that provide equipment to public security should take all appropriate and lawful measures to mitigate any foreseeable negative consequences, including human rights abuses and violations of international humanitarian law.

· Companies should use their influence to promote the following principles with public security: (a) individuals credibly implicated in human rights abuses should not provide security services for Companies; (b) force should be used only when strictly necessary and to an extent proportional to the threat; and (c) the rights of individuals should not be violated while exercising the right to exercise freedom of association and peaceful assembly, the right to engage in collective bargaining, or other related rights of Company employees as recognized by the Universal Declaration of Human Rights and the ILO Declaration on Fundamental Principles and Rights at Work.

· In cases where physical force is used by public security, such incidents should be reported to the appropriate authorities and to the Company. Where force is used, medical aid should be provided to injured persons, including to offenders.

Consultation and Advice

· Companies should hold structured meetings with public security on a regular basis to discuss security, human rights and related work-place safety issues. Companies should also consult regularly with other Companies, host and home governments, and civil society to discuss security and human rights. Where Companies operating in the same region have common concerns, they should consider collectively raising those concerns with the host and home governments.

· In their consultations with host governments, Companies should take all appropriate measures to promote observance of applicable international law enforcement principles, particularly those reflected in the U.N. Code of Conduct for Law Enforcement Officials and the U.N. Basic Principles on the Use of Force and Firearms.

· Companies should support efforts by governments, civil society and multilateral institutions to provide human rights training and education for public security as well as their efforts to strengthen state institutions to ensure accountability and respect for human rights.

Responses to Human Rights Abuses

- Companies should record and report any credible allegations of human rights abuses by public security in their areas of operation to appropriate host government authorities. Where appropriate, Companies should urge investigation and that action be taken to prevent any recurrence.

- Companies should actively monitor the status of investigations and press for their proper resolution.

- Companies should, to the extent reasonable, monitor the use of equipment provided by the Company and to investigate properly situations in which such equipment is used in an inappropriate manner.

- Every effort should be made to ensure that information used as the basis for allegations of human rights abuses is credible and based on reliable evidence. The security and safety of sources should be protected. Additional or more accurate information that may alter previous allegations should be made available as appropriate to concerned parties.

INTERACTIONS BETWEEN COMPANIES AND PRIVATE SECURITY

Where host governments are unable or unwilling to provide adequate security to protect a Company's personnel or assets, it may be necessary to engage private security providers as a complement to public security. In this context, private security may have to coordinate with state forces, (law enforcement, in particular) to carry weapons and to consider the defensive local use of force. Given the risks associated with such activities, we recognize the following voluntary principles to guide private security conduct:

- Private security should observe the policies of the contracting Company regarding ethical conduct and human rights; the law and professional standards of the country in which they operate; emerging best practices developed by industry, civil society, and governments; and promote the observance of international humanitarian law.

- Private security should maintain high levels of technical and professional proficiency, particularly with regard to the local use of force and firearms.

- Private security should act in a lawful manner. They should exercise restraint and caution in a manner consistent with applicable international guidelines regarding the local use of force, including the U.N. Principles on the Use of Force and Firearms by Law Enforcement Officials and the U.N. Code of Conduct for Law Enforcement Officials, as well as with emerging best practices developed by Companies, civil society, and governments.

- Private security should have policies regarding appropriate conduct and the local use of force (e.g., rules of engagement). Practice under these policies should be capable of being monitored by Companies or, where appropriate, by independent third parties. Such monitoring should encompass detailed investigations into allegations of abusive or unlawful acts; the availability of disciplinary measures sufficient to prevent and deter; and procedures for reporting allegations to relevant local law enforcement authorities when appropriate.

- All allegations of human rights abuses by private security should be recorded. Credible allegations should be properly investigated. In those cases where allegations against private security providers are forwarded to the relevant law enforcement authorities, Companies should actively monitor the status of investigations and press for their proper resolution.

- Consistent with their function, private security should provide only preventative and defensive services and should not engage in activities exclusively the responsibility of state military or law enforcement authorities. Companies should designate services, technology and equipment capable of offensive and defensive purposes as being for defensive use only.

- Private security should (a) not employ individuals credibly implicated in human rights abuses to provide security services; (b) use force only when strictly necessary and to an extent proportional to the threat; and (c) not violate the rights of individuals while exercising the right to exercise freedom of association and peaceful assembly, to engage in collective bargaining, or other related rights of Company employees as recognized by the Universal Declaration of Human Rights and the ILO Declaration on Fundamental Principles and Rights at Work.

- In cases where physical force is used, private security should properly investigate and report the incident to the Company. Private security should refer the matter to local authorities and/or take disciplinary action where appropriate. Where force is used, medical aid should be provided to injured persons, including to offenders.

- Private security should maintain the confidentiality of information obtained as a result of its position as security provider, except where to do so would jeopardize the principles contained herein.

To minimize the risk that private security exceed their authority as providers of security, and to promote respect for human rights generally, we have developed the following additional voluntary principles and guidelines:

- Where appropriate, Companies should include the principles outlined above as contractual provisions in agreements with private security providers and ensure that private security personnel are adequately trained to respect the rights of employees and the local community. To the extent practicable, agreements between Companies and private security should require investigation of unlawful or abusive behavior and appropriate disciplinary action. Agreements should also permit termination of the relationship by Companies where there is credible evidence of unlawful or abusive behavior by private security personnel.

- Companies should consult and monitor private security providers to ensure they fulfil their obligation to provide security in a manner consistent with the principles outlined above. Where appropriate, Companies should seek to employ private security providers that are representative of the local population.

- Companies should review the background of private security they intend to employ, particularly with regard to the use of excessive force. Such reviews should include an assessment of previous services provided to the host government and whether these services raise concern about the private security firm's dual role as a private security provider and government contractor.

- Companies should consult with other Companies, home country officials, host country

officials, and civil society regarding experiences with private security. Where appropriate and lawful, Companies should facilitate the exchange of information about unlawful activity and abuses committed by private security providers.

ICEM Home Page

EXHIBIT C

OXY OCCIDENTAL PETROLEUM CORPORATION

10889 WILSHIRE BOULEVARD
LOS ANGELES, CALIFORNIA 90024
TELEPHONE (310) 208-8800
FACSIMILE (310) 443-6690

LINDA S. PETERSON
ASSISTANT GENERAL COUNSEL

Direct Telephone (310) 443-6189
Direct Facsimile (310) 443-6737
E-Mail linda_peterson@oxy.com

December 27, 2001

VIA FEDERAL EXPRESS

Mr. Dieter Waizenegger
AFL-CIO Reserve Fund
815 Sixteenth Street, NW
Washington, DC 20006

Re: Stockholder Proposal

Dear Mr. Waizenegger:

Pursuant to Rule 14a-8(j)(i) of the Securities Exchange Act of 1934, as amended, Occidental Petroleum Corporation is hereby notifying you of its intention to omit the proposal you submitted from management's proxy materials with respect to the 2002 Annual Meeting of Stockholders. The Corporation's reasons for omitting your proposal are set forth in the Corporation's letter of even date herewith to the Securities and Exchange Commission, a copy of which is attached hereto.

Very truly yours,

Linda S. Peterson

Linda S. Peterson

Enclosures

February 11, 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, DC 20549

Re: Shareholder proposal of AFL-CIO Staff Retirement Plan; no-action request by Occidental Petroleum Corporation

Dear Sir/Madam:

On November 8, 2001, pursuant to Rule 14a-8 promulgated pursuant to the Securities Exchange Act of 1934, the AFL-CIO Reserve Fund (the "Fund") submitted to Occidental Petroleum Corporation ("Occidental" or the "Company") a shareholder proposal (the "Proposal") asking the Company's board of directors to adopt and implement an enforceable and independently verifiable company-wide policy for the use of private security and security forces provided by the government of a host country consistent with the Voluntary Principles on Security and Human Rights in the Oil, Gas and Mining Industries formulated by the U.S. State Department and U.K. Foreign and Commonwealth Office, including requiring the following:

- Security forces must conform to internationally accepted human rights norms governing conduct of law enforcement officials;
- Risk assessments to ensure that no one credibly implicated in human rights abuses provides security services;
- Appropriate investigations of credible allegations of human rights violations and suspension of alleged violators; and
- Protection of worker rights based on the core labor standards of the United Nations' International Labor Organization, including freedom of association; the right to bargain collectively; and prohibitions on child labor, forced labor and discrimination.

The Proposal also asks Occidental to monitor compliance with the policy using independent local human rights organizations and to report on implementation to shareholders.

In a letter to the Commission dated December 27, 2001, Occidental stated that it intends to omit the Proposal from its proxy materials being prepared for the 2002 annual meeting of shareholders. The Company argues that the Proposal is excludable pursuant to Rule 14a-8(i)(3) because it is excessively vague and contains false or misleading statements. Although Occidental's arguments are in the main meritless, the Fund does not object to making the changes discussed below if the Staff deems them necessary.

Vagueness

Occidental contends that the Proposal is excessively vague and thus excludable under Rule 14a-8(i)(3) because it does not adequately describe the Voluntary Principles on Human Rights in the Oil, Gas and Mining Industries (the "Voluntary Principles"), on which it asks the Company to base its own company-wide policy. The Voluntary Principles, which were developed jointly by the U.S. and U.K. governments, together with a number of non-governmental organizations, aim to ensure that security forces engaged by companies adhere to internationally recognized human rights standards. The Voluntary Principles cover three main areas: risk assessment, interactions between companies and public security and interactions between companies and private security. As set forth on the ICEM's web site (referenced in the Proposal), the Voluntary Principles fill a little over six pages.

Although the Proposal does not describe every detail of the Voluntary Principles, it communicates to shareholders enough about the main elements to allow shareholders to make informed voting decisions. The four bullets in the Proposal summarize[1] the substantive requirements set forth in the Voluntary Principles regarding deployment and conduct of security forces, company responses to allegations of human rights abuses, proactive measures to prevent abuses and the substantive human rights norms by which conduct should be measured. The Fund concedes that the Proposal omits more peripheral matters such as consultation with governments and local communities, suggestions for ways companies can influence host governments and promote training and education, and the specific factors to be used in conducting risk assessments, but believes that these items are not core to an understanding of the obligations imposed on companies by the Voluntary Principles.

[1] Occidental asserts that the Proposal does not summarize the Voluntary Principles but rather simply refers shareholders to a web site. That assertion is untrue, because the Proposal's bullets set forth the main substantive elements of the Voluntary Principles. However, if the Staff deems it necessary, the Fund would not object to making clear that the bullets constitute such a summary.

The Proposal thus differs significantly from the proposals in the line of no-action letters cited by Occidental. In H.J. Heinz Company (available May 25, 2001), TJX Companies, Inc. (available Mar. 14, 2001), Revlon, Inc. (available Mar. 13, 2001), Kohl's Corporation (available Mar. 13, 2001), and a number of other letters, the Staff found that a proposal that asked the company to commit to the "full implementation" of SA-8000, a standard that deals with disparate topics related to workplace practices, was excessively vague and thus excludable under Rule 14a-8(i)(3). Those proposals, which did not summarize but merely made reference to SA-8000, gave the companies no discretion regarding implementation but at the same time did not tell shareholders what SA-8000 would require of the companies if the proposals were adopted. The Proposal, by contrast, gives Occidental substantial discretion in implementation. It asks the Company to formulate a code of conduct consistent with the Voluntary Principles, the core elements of which are summarized, but does not require the Company to "fully implement" the Voluntary Principles.

Occidental also objects to the material in the bullets themselves, complaining that it uses terms that are "vague and indefinite." Specifically, Occidental points to "internationally accepted human rights norms," "appropriate investigations," "credibly implicated" and "credible allegations." With respect to the last three terms, these are ordinary English words with plain meanings that can be discerned easily through common sense or by using the dictionary. Because the Proposal gives the Company latitude in implementation in an effort to avoid micro-management, the Proposal does not elaborate on the meaning of each term. Occidental's board, should it choose to implement the Proposal, can define "appropriate" and "credible" in a way that carries out the purpose of the Proposal.

Regarding "internationally accepted human rights norms," the Voluntary Principles give as examples the U.N. Code of Conduct for Law Enforcement Officials and the U.N. Basic Principles on the Use of Force and Firearms by Law Enforcement Officials. The Fund believes that shareholders can tell from the term "internationally accepted human rights norms" what the Proposal is asking for from Occidental. However, if the Staff believes additional information would make the Proposal clearer, the Fund would not object to revising the Proposal to provide the names of these codes and a very brief summary thereof.

Finally, Occidental urges that the Proposal's use of the term "core labor standards" in referring to the International Labor Organization's worker rights principles is too vague. The Fund proposes to change that term to "fundamental conventions." Although Occidental is correct that there are eight such conventions, they relate to five main prohibitions, those on freedom of association; the right to bargain collectively; and prohibition of child labor, forced labor and discrimination. So, contrary to Occidental's assertion, the ILO principles are in fact summarized in the fourth bullet. Again, if the Staff believes further clarification is warranted, the Fund would be willing to indicate in the fourth bullet that the listed principles embody the eight fundamental conventions.

False or Misleading Statements

Occidental objects to certain material in the supporting statement regarding Occidental's involvement with the military in Colombia, arguing that it misleadingly implies that Colombia's military forces have committed human rights abuses while providing security services to Occidental and that Occidental makes decisions regarding security without regard to shareholder value. Occidental reads too much into the supporting statement.

The supporting statement accurately reports that, according to a Human Rights Watch report, Occidental has in the past engaged Colombia's military forces to provide security in the Arauca region. It is well-documented that Colombia's military has committed human rights abuses in that region. According to the same report, in 1994, the same army unit that Occidental would later engage was implicated in a massacre of ten civilians in Puerto Lleras. (The Human Rights Watch report is attached hereto as Exhibit A.)

Further, there is credible evidence, although an investigation is ongoing, that human rights abuses have been committed in the region by security contractors working for Occidental or EcoPetrol, the state-owned oil company that is Occidental's partner in the Cano Limon field. In 1998, Colombian military plans attacked the village of Santo Domingo in Arauca, killing 18 unarmed civilians, nine of which were children. According to a report in the San Francisco Chronicle, the pilots who attacked the village, who were employed by a private company called AirScan, were providing security for Occidental's Cano Limon field. (The San Francisco Chronicle report is attached hereto as Exhibit B.) See also "Occidental Contractor Under Fire," LatAm Energy, at 3 (June 28, 2001) ("A US company working for Occidental in Colombia is embroiled in a murder investigation . . . . Sources in Colombia suspect that Occidental reimbursed the government for Airscan's services.") (attached hereto as Exhibit C).

Indeed, Occidental admitted its involvement with the Colombian military in a recent article in the Wall Street Journal. That article, which noted the 1998 AirScan incident, stated, "Occidental says that given the scope of the violence [in Arauca], it must work with the military." To the extent the supporting statement can be read to imply that Occidental has worked with the military, that implication is also not misleading. See Alexei Barrionuevo & Thaddeus Herrick, "For Oil Companies, Defense Abroad is the Order of the Day," Wall Street Journal, at A1 (Feb. 7, 2002).

Occidental asserts that "security decisions are made by Occidental in order to protect corporate assets and thus protect stockholder value." The Fund believes that a decision to employ the Colombian military or Colombian private security forces, without the benefit of a clear code of conduct governing the provision of security services, in fact threatens shareholder value by exposing the Company to the risk of being associated with human rights violations, as has already occurred in the case of the AirScan attack. The

Fund also believes that it is apparent to shareholders from the use of "we believe" that the statement regarding shareholder value is the Fund's opinion.

To summarize, the Proposal is not excessively vague, since the relevant principles are summarized therein. Nor does the Proposal contain false or misleading statements. Thus, Occidental has not met its burden of showing that it is entitled to omit the Proposal in reliance on Rule 14a-8(i)(3).

If you have any questions or need additional information, please do not hesitate to call me at (202) 637-3953.

Very truly yours,

Damon Silvers
Associate General Counsel

cc: Linda S. Peterson
Occidental Petroleum Corporation
10889 Wilshire Boulevard
Los Angeles, CA 90024
Fax #: 310-443-6690

List of Exhibits

Exhibit A: Human Rights Watch Report "Colombia: Human Rights Concerns Raised by the Security Arrangements of Transnational Oil Companies" (April 1998).

Exhibit B: San Francisco Chronicle, "Americans Blamed in Colombian Raid" (June 15, 2001).

Exhibit C: LatAm Energy, "Occidental Contractor Under Fire" (June 28, 2001)

Exhibit A

Colombia: Human Rights Concerns Raised By The Security Arrangements Of Transnational Oil Companies (April 1998)

COLOMBIA OIL COMPANIES AND HUMAN RIGHTS

For decades, transnational oil companies have operated in Colombia in partnership with the state-owned Ecopetrol. The situation has been fraught with danger as guerrillas have essentially declared war against the companies, causing significant loss of life and property. This in turn has driven the companies into the arms of the Colombian military, one of the few in the hemisphere still engaged in a pattern of gross violations of human rights. In the attached letters, Human Rights Watch calls on transnational oil companies operating in Colombia to adopt policies that will prevent human rights violations by military units defending their interests.

In January 1998, the U.S. State Department characterized the human rights record of Colombia in 1997 as "poor," finding government forces responsible for extrajudicial executions, "disappearances," and torture. Moreover, the report highlighted the military's sometimes partnership with deadly paramilitary groups, armed civilian groups responsible for the majority of political assassinations and massacres taking place in Colombia today.

The Government took no significant action to restrain these powerful paramilitary groups. The public security forces' relations with paramilitary groups varied considerably, ranging from noncooperation, to turning a blind eye to paramilitary activities, to some instances of active collaboration. There was no credible evidence of any sustained military action to constrain the paramilitary groups. While the president announced on December 1, 1997 a series of measures to combat paramilitary forces, including a task force to hunt down their leaders, these measures had not been implemented by year's end.[1]

The State Department has used equally, if not more forceful terms on condemnation for government-sponsored human rights abuses over the past several years. In 1995, the State Department's annual summary stated, "The police and the armed forces were responsible for widespread human rights abuse."[2] Nonetheless, there is no evidence that the oil companies took human rights into consideration when, in 1996, they signed formal agreements with the Defense Ministry and National Police to assign army brigades and police sections to defend their operations. In Arauca, where Occidental Petroleum's Colombian subsidiary is based, the army unit that would become the company's partner in security already had a reputation for serious human rights abuses, including the massacre of ten civilians in Puerto Lleras in 1994. In Casanare, where British Petroleum operates, the army was alleged to have killed at least two and threatened and harassed others in the aftermath of protests against the company in 1995. Yet neither company added any component of their security agreements with the Defense Ministry, worth millions of dollars annually, insisting on compliance with human rights.

While these companies are private actors not bound by international human rights treaties, Human Rights Watch believes they nonetheless have a moral duty to avoid complicity in human rights violations by state agents. The principle assignment of the brigades stationed in Arauca and Casanare is to rout guerrillas so that oil operations may continue unimpeded. Whatever the companies' payment arrangement with the Colombian government, their reliance on the security forces for security gives rise to a moral responsibility for any abuses those units may carry out.

Human Rights Watch does not question the companies' legitimate need for protection of personnel and property. Nor do we challenge the right of the companies to call on state security forces to provide such protection. Indeed, the state has a responsibility to provide security, but must do so within Colombia's obligations under international human rights law.

The attached letters to British Petroleum, Occidental Petroleum, their partners, and the Colombian government include the results of our investigation into human rights violations attributed to the army units protecting oil installations. Our studies in Casanare and Arauca found several unresolved cases of possible extrajudicial executions by soldiers, as well as allegations of army tolerance of violent paramilitary activity in Casanare. A steady pattern of threats, murder, and abduction by guerrillas forms the constant backdrop to these events. The letters include detailed recommendations to the companies to prevent corporate complicity with human rights violations. By virtue of their influence in Colombia and their participation in joint ventures in which the government is a principal stakeholder, the oil companies are well placed to convey to government and military officials at the national, state, and local level their concern about human rights violations by Colombia's military.

Our letter to the government of President Ernesto Samper calls for investigation into the killings that may have been committed by military units operating in those areas and prosecution and punishment of those responsible.

Background

Oil production has become a source of economic good news in Colombia, as high grade sources of petroleum are increasingly found and made to produce. The common mode of oil exploration and extraction in Colombia involves the use of associational contracts, or joint ventures, between Ecopetrol, Colombia's state oil company, and foreign and/or domestic private companies. As part of the arrangement, one of the companies acts as operator, and takes charge of daily business. Though the operator is most in touch with daily needs of the associational contract, all members jointly make important decisions.

The associational contracts in Colombia's northeastern departments of Arauca and Casanare together account for nearly 60 percent of the nation's oil production.

Our investigation was prompted by reports of alleged human rights violations linked to oil operations in the area of these associational contracts, particularly in Casanare.

In Arauca Department, the Colombian subsidiary of Occidental Oil and Gas Corporation (Oxy) has partnered with Royal Dutch/Shell and Ecopetrol to form the Cravo Norte Associational Contract.[3] Cravo Norte, relying on Oxy as operator, has pumped oil from Arauca at the rate of more than 183,000 barrels per day since 1985. Cravo Norte's Caño Limón fields produced more oil than any other until Casanare Department's Cusiana-

Cupiagua fields went online. In Casanare, British Petroleum (BP), together with Total and Triton Energy and others, have teamed with Ecopetrol in a number of associational contracts to exploit the gigantic Cusiana-Cupiagua fields.4

Guerrillas in Arauca and Casanare protest current methods of oil exploration on the grounds that transnational companies should not reap the profits of Colombia's oil and that Ecopetrol represents an illegitimate government.Insurgents have repeatedly bombed and attacked oil facilities and transit infrastructure, kidnaping or killing dozens of oil industry workers in violation of international humanitarian law. Guerrilla extortion of oil companies is also common.

The Colombian government and transnational oil companies have enlisted Colombia's security forces — the Army and National Police primarily — to counter the guerrilla threat. For years, oil companies have provided goods and services to the forces protecting them. More recently, in part as a result of an increased threat to oil production and personnel, transnational companies have entered into contractual "collaborative agreements" through which they make direct cash and in-kind payments to Colombian military and police forces in exchange for direct protection. Following negative publicity related to the military's human rights record, the companies entered into negotiations with the government for a new security arrangement. In face-to-face meetings, and in the attached letters, we have strongly urged the companies to incorporate into their agreements measures that would prevent a situation in which military forces defending their interests engage in human rights violations.

Under the collaborative agreements, the National Police performs a stationary and principally defensive mission, guarding wells and production facilities. It is the Army that has undertaken the more aggressive role of pursuing the insurgents.

BP, operating in Casanare since 1986, now invests in Colombia more than any other foreign corporation.5 BP serves as the operator for various oil associational contracts, of which Ecopetrol and other private companies are members. As associational contract operator, BP has entered into informal and formal relationships with both the Colombian military and National Police to provide protection to associational contract property and operations.6

Oil companies by law provide considerable royalties to local and national funds. In fact, public coffers receive twenty percent of oil production in this manner. Royalties are paid in-kind to Ecopetrol at the well head.7 Ecopetrol in turn transfers receipts to the federal government, which oversees payments to municipal, departmental, and federal funds.8 In 1995 and 1996, Cusiana oil production resulted in royalty contributions to Casanare of approximately $180 million.9

In addition, since February 1991 Colombian law has compelled oil and mining companies to pay to the Colombian treasury —on a per barrel basis— the so-called Special Contribution for the Reestablishment of Public Order (Contribución Especial para el Restablecimiento del Orden Público, commonly known as the "war tax") to help finance the Colombian government's counterinsurgency efforts. Total oil industry contributions to the war tax werescheduled to reach approximately $250 million in 1996.10 In addition to the war tax, the Colombian government imposed on May 17, 1996, a one-time 1.5 percent surtax on oil to raise $400 million to pay for additional security for oil installations.

BP and its partners' cooperation with the army dates back to at least June 1993, when the Cusiana-Cupiagua oil fields became ready to ship oil and the army deployed troops to protect the oil fields. Since then, the need to protect oil installations has grown dramatically. Gen. Harold Bedoya, then commander of the Colombian armed forces, estimated in late 1996 that half of Colombia's 120,000 troops were engaged full-time in protecting oil and mining installations.11

In 1995 BP signed on behalf of its associational contracts three-year collaborative agreements with the Colombian Defense Ministry. The agreements are worth some $54 million, in cash and in-kind payments made to the army, with more than $11 million of this amount provided by BP and the rest by its associational partners. The contents of the agreement are not publicly known in Colombia, even though there is a legitimate interest of the public at large to know its contents, since the agreement may have an impact on human rights. BP provided Human Rights Watch a copy of the agreement at our request. We commend this openness and urge the company to extend this transparency to the public at large, which has an interest in the agreements between public security forces and oil companies. The contract provides for a army presence throughout the petroleum zones and along Casanare's by-ways.12 The document indicates that the army commander will determine troop strength necessary to cover the areas contemplated by the contract. The agreement calls for BP to provide security and communications equipment, administration materials, "information," engineering and health services; helicopter time and land transport.

A separate agreement governs BP's relations with the National Police units assigned to protect oil rigs.

Like BP in Casanare, Oxy operates an associational contract in Arauca department. Oxy has explored and extracted oil in Colombia for sixteen years. Like BP, Oxy is required to make obligatory payments to various levels of the Colombian state, including royalties and the war tax. In September 1996, Oxy formalized a voluntary assistance arrangement in which it previously had engaged with the Colombian military. The new written collaborative agreement, dated September 12, 1996, contemplates one-year disbursal of in-kind and cash payments totaling some $2 million.13 In-kind assistance includes vehicles, health services and instruments, installations, troop transport, and helicopter flights. Cash payments are earmarked for security equipment, administration, communication, personal services, welfare upkeep, and a "network of informants." The contracted payments go toward troops operating at the Caño Limón Production Field, now of the XVIII Brigade.14 Oxy declined to provide us a copy of the agreement on the grounds that it could not do so without permission of the other members of the Cravo Norte Associational Contract, although the agreement itself does not include that prohibition. The company did allow us to review the document. As noted above, we believe it is in the public interest to allow the maximum transparency possible in agreements between the oil companies and the Ministry of Defense.

Oxy also makes direct contributions to the National Police, although without a written agreement.

Following negative international attention to these agreements, in late 1997 the oil companies entered into negotiations with the government over their payments to the security forces for security. Representatives of Oxy and BP told Human Rights Watch their new agreements devolve upon Ecopetrol responsibility for security arrangements.

While such an arrangement puts some distance between the private companies and the Colombian security forces in contractual terms, on the ground the facts will remain the same. The companies will continue relying on a military institution with an alarming human rights reputation to protect their interests in Colombia.

Oil companies that deploy security forces to protect their installations and personnel bear responsibility for the actions those forces undertake. In Arauca and Casanare, the army has dedicated entire brigades (the XVIIIth in Arauca and the XVIth in Casanare) to protecting oil production. The companies cannot ignore the human rights violations committed by those units; indeed the companies' dependence on the army and police for their survival gives them a tremendous moral responsibility. In both departments, the army units — albeit to different degrees — have been allegedly involved in extrajudicial executions which have not been resolved.

Human Rights Watch Recommendations

In our letters to the oil companies, we provide detailed recommendations intended to prevent further human rights violations by military forces protecting their interests in Colombia. Our recommendations also include actions oil companies should take if such abuses occur. These recommendations include the following:

· The companies should insert a clause into any security agreement signed with the government or any state entity that requires, as a condition of contract, that state security forces operating in the area of company installations conform to the human rights obligations the government has assumed under the International Covenant on Civil and Political Rights, the American Convention on Human Rights, as well as other international human rights and humanitarian norms.

· The companies' security agreements with state entities should be made public with the sole exception of operative details that could jeopardize individuals' lives.

· The companies should insist on screening the military and police who are assigned for their protection. In consultation with the Defense Ministry and civilian government agencies in charge with investigating human rights violations (the Fiscalía General de la Nación, the Defensoría del Pueblo, and the Procuraduría General de la República) as well as non-governmental human rights organizations, the companies should seek to ensure that no soldier or police agent credibly implicated in human rights abuse be engaged in their protection.

· Careful background checks should also be undertaken to ensure that former police or army officers who work as private contractors or part of company security staff have no history of human rights abuse or paramilitary involvement.

· The companies must make absolutely clear to the police and military defending them — as well as to company staff and sub-contracted personnel — that human rights violations will not be tolerated, and that the companies will be the first to press for investigation and prosecution if any abuses occur.

· Whenever credible allegations of human rights abuses surface, the companies should insist that the soldiers and officer implicated be immediately suspended and the appropriate internal and criminal investigations launched.

· The companies should actively monitor the status of the investigations and press for resolution of the cases. If the investigations or prosecutions are stalled, the companies should publicly condemn the failure to conduct or complete the investigations.

· The companies' assistance should be audited to ensure that the aid is, in fact, non-lethal. Those audits should be made public.

1 U.S. Department of State, *Country Reports on Human Rights Practices for 1997*, www./global/human_rights/1997_hrp_report/97hrp_report_ara.html] 2 U.S. Department of State, *Country Reports on Human Rights Practices for 1995* (Washington: U.S. Government Printing Office, 1996), p. 362.

3 On February 9, 1998, Royal Dutch/Shell announced that it would be selling its stake in the Cravo Norte Associational Contract. See: "Shell Pulls Out of Colombia's Caño Limón Field," *Platt's Energy Wire*, February 9, 1998.

4 On February 2, 1998, Triton Energy announced that it had sold its stake in the Ocensa pipeline. See: "U.S. Triton Sells Colombian Pipeline Stake for $100 Million," *Platt's Energy Wire,* February 2, 1998. The company announced that it was considering selling its stake in the Cusiana-Cupiagua fields on March 30, 1998. See: "Triton Energy to Study Farm-Outs in Thailand, Colombia," *Platt's Energy Wire,* March 30, 1998.

5 Karl Penhaul, "BP Unit to Invest $600 Million in Colombia in 1997," *Reuter*, December 13, 1996.

6 See Collaboration Agreement (*Acuerdo de Colaboración*) between BP Exploration (Colombia) and the Colombian Ministry of Defense-National Army, November 7, 1995; and Collaboration Agreement between BP Exploration (Colombia) and the Colombian National Police, March 12, 1997.

7 Human Rights Watch interview with Stephen T. Newton, president of Occidental de Colombia, Inc., January 31, 1997.

8 Ecopetrol, et al., *Industria Petrolera en Colombia Contratos de Asociación* (undated brochure), p. 15. The national government collects about eight percent, some of which is distributed to port facilities, some to non-oil-producing areas; 2.5% goes to the department; and about 9.5% goes to the municipalities from under whose territory the oil is extracted. Ibid.; Human Rights Watch interview with Stephen T. Newton, president of Occidental de Colombia, Inc., January 31, 1997.

9 British Petroleum, "BP in Colombia: a refutation of recent allegations" (company document), February 3, 1997.

10 "Oil Companies Wary of Peace Offer from Colombia Guerrillas," *Latin American Energy Alert*, September 20, 1996.

11 "Leftist Rebels Shut Down Key Colombian Pipeline," *Reuter*, September 25, 1996.

12 Collaborative Agreement between BP Exploration (Colombia) and Colombian Ministry of Defense-National Army, November 7, 1995, cl. 9.

13 Human Rights Watch interview with Stephen T. Newton, president of Occidental de Colombia, Inc., January 31, 1997.

14 Collaborative Agreement between Occidental de Colombia, Inc. and Colombian Ministry of Defense-National Army, September 12, 1996.

Exhibit B

Americans blamed in Colombia raid

Friday, June 15, 2001
San Francisco Chronicle
CHRONICLE SECTIONS

Karl Penhaul, Chronicle Foreign Service


Santo
Domingo

Bogota -- Three American civilian airmen providing airborne security for a U.S. oil company coordinated an anti-guerrilla raid in Colombia in 1998, marking targets and directing helicopter gunships that mistakenly killed 18 civilians, Colombian military pilots have alleged in a official inquiry.

The air attack on the village of Santo Domingo in oil-rich northeast Arauca province took place on Dec. 13 of that year amid efforts to hunt down a 200- strong column of the leftist Revolutionary Armed Forces of Colombia (FARC). Survivors said the aircraft attacked them as they ran out of their homes to a nearby road with their hands in the air to show they were noncombatants.

The raid caused some of the worst "collateral damage" inflicted on civilians by the armed forces in the recent history of Colombia's 37-year conflict. Shortly after the incident, President Andres Pastrana criticized the military's actions, saying that security forces "cannot respond to barbarism with barbarism."

The alleged role of the U.S. airmen -- emerging only now -- has raised fresh questions about American involvement in a war that is increasingly being outsourced to private companies not accountable to the U.S. Congress.

According to the State Department, about 300 U.S. civilians are in Colombia,

most of whom work on contracts ostensibly linked to anti-drug efforts, which Washington has funded with more than $1 billion as part of the Pastrana government's "Plan Colombia." Some have even piloted helicopters in raids on drug plantations and installations in southern Colombia.

The pilots in the Santo Domingo incident were providing security for Los Angeles-based Occidental Petroleum Corp., which operates the nearby Cano Limon oil field, Colombia's second largest.

Investigators at the Colombian prosecutor general's office have asked the U. S. Embassy in Bogota to help obtain information from the American airmen involved in the attack, who worked for a private Rockledge, Fla.-based *air surveillance contractor called* AirScan International Inc.

Embassy officials issued a terse statement Wednesday saying that the airmen were not contract employees of the U.S. government and that the embassy did not help oil companies solve their security issues.

Although it occurred 2 1/2 years ago, the Santo Domingo attack is becoming a cause celebre for human rights organizations protesting creeping U.S. involvement in Colombia's guerrilla war. They say the fact that U.S.-donated helicopters dropped cluster bombs and rockets on Santo Domingo is a disturbing demonstration of how the Colombian military has sometimes used U.S. aid that in theory is earmarked only for anti- narcotics operations.

"Here is an example of how U.S. aid is involved in human rights abuses," said Robin Kirk, senior researcher for the New York-based group Human Rights Watch.

"This is really the first test case of how the U.S. government is going to abide by its own human rights laws," Kirk said, referring to the so-called Leahy Law that restricts U.S. aid from being spent on counterinsurgency operations.

Colombian Air Force pilot Cesar Romero told military judge Capt. Luz Monica Ostos in testimony last month about the Santo Domingo attack: "The coordination was done directly with the armored helicopters that were supporting us and with the (Cessna 337) Skymaster plane flown by U.S. pilots. The Skymaster and gunship crews talked directly to the ground troops."

While Romero conceded that the U.S.-donated Vietnam-era Huey UH-1H helicopter he piloted bombed a target marked by the Cessna, he said he had no intention of causing civilian casualties.

If Romero and Jimenez are eventually accused of criminal action in the deaths of innocent civilians, they could face up to 30 years in jail. It is unlikely that the U.S. airmen will face any charges, analysts say.

The raid came a day after army intelligence sources and the Skymaster plane detected rebel movements in the area.

Air force helicopters strafed Santo Domingo with machine-gun fire, air-to- surface rockets and cluster bombs. Eighteen civilians were killed, including nine children, but no guerrillas.

At the time, the Colombian armed forces and U.S. officials conceded that the aircraft and almost all weaponry involved in the attack had been supplied under a 1989 U.S. aid package that was exempt from current congressional restrictions.

An inquiry was launched immediately after the incident, but final results have been delayed by military and civilian courts arguing over jurisdiction.

In testimony to the military tribunal late last month, helicopter co-pilot Lt. Johan Jimenez backed Romero's accounts of the role of the AirScan spotter plane.

"The Skymaster pilot chose the places for troop disembarkment, pinpointed vulnerable areas and pointed out guerrilla presence," Jimenez said in an official transcript shown to The Chronicle.

"The (Colombian) Blackhawk (helicopter) and Skymaster pilots are the ones that helped the pilot of our Huey UH-1H to identify the target with visual aid from the ground," added Jimenez.

The Colombian pilots said the Skymaster -- equipped with infra-red sensors and high-resolution cameras -- was contracted by Occidental. Since 1997, the plane has constantly patrolled over the 120,000 barrel-a-day Cano Limon field and along the length of the 500-mile pipeline that pumps crude to the Caribbean coast.

Oil infrastructure is regularly sabotaged by the FARC and the small National Liberation Army (ELN), which accuse multinationals of plundering the country's natural resources.

Juan Carlos Ucros, Occidental's legal representative in Bogota, said the company had "no contractual links with the pilots or the plane" at the time of the attack.

But a senior official for the Colombian state oil company Ecopetrol, which has a stake in the Cano Limon field, said yesterday that Occidental had always funded the Skymaster plane but had switched from paying AirScan directly to channeling payments through the Colombian Defense Ministry.

"I have confirmed that the plane is paid for by Occidental although the contract has been held at various stages by either the Occidental-Ecopetrol partnership or by the Defense Ministry," said the official, who requested anonymity.

AirScan director John Manser, speaking from company headquarters, said the Skymaster plane and crew were originally contracted to Occidental and Ecopetrol in 1997. The company then trained Colombian crews and eventually leased and later sold the spotter plane to the Colombian air force.

Manser confirmed that the three U.S. airmen named in the Colombian investigation -- Joe Orta, Charlie Denny and Dan MacClintock -- had worked for AirScan in Colombia but had since left the company. He declined to say whether the men, like most of the company's employees, were former U.S. servicemen.

Air Force chief Gen. Hector Fabio Velasco has declined to comment about the allegations but told reporters briefly that there may have been U.S. "trainers" aboard the spotter plane piloted by Colombians.

Exhibit C

ASAP

LatAm Energy

June 28, 2001

SECTION: No. 13, Vol. 4; Pg. 3 ; ISSN: 1460-8669

IAC-ACC-NO: 76512138

LENGTH: 420 words

HEADLINE: Occidental contractor under fire.

BODY:

A US company working for Occidental in Colombia is embroiled in a murder investigation. On trial are three Colombian helicopter crewmen for the 1998 bombing of the northeastern town of Santo Domingo in 1998. The attack killed 18 civilians.

Colombian officials claim that a spotter plane piloted by a crew working for US-based airborne security firm Airscan International provided co-ordinates for the attack. The helicopter then dropped two cluster bombs that killed the civilians, who had been mistaken for a column of leftist rebels.

Several former Airscan employees have been subpoenaed to testify in the case, although it is unclear whether they will appear.

Airscan was allegedly providing security for Occidental's Cano Limon oil field and the Cano Limon-Covenas pipeline, although the US oil firm denies this. It admits that Airscan received permission to use an airstrip it operates, but says the company was contracted by the Colombian military. The Colombian air force recently claimed the spotter plane was owned by the government and piloted by a Colombian crew. But this claim is viewed with skepticism.

Sources in Colombia suspect that Occidental reimbursed the government for Airscan's services. Occidental officials say that when the firm receives information from surveillance planes or other sources about possible threats to its installations, it passes that intelligence on to the military or to-state-owned oil company Ecopetrol, which are then responsible for deciding what action to take.

The case has raised serious questions over the role contractors are playing in Colombia's civil war. There are strict limits on the number of US contractors that can work for the US government in Colombia and on the role that they play. But these restrictions do not apply to contractors working for the Colombian government or multinationals. Some critics warn that these contractors could end up further dragging the US into the war in Colombia.

Contractors working for other US companies now fly aerial defoliating missions over rebel-controlled territory and pilot military helicopters supporting the missions. At least three US pilots have died in the past four years, when their planes were shot down. The US embassy has issued a statement barring US citizens from operating weaponry in Colombia, but there are accusations that US contractors did just that in February when a US-piloted helicopter flew into a firefight to rescue the crew of a downed Colombian helicopter.

IAC-CREATE-DATE: August 16, 2001

LOAD-DATE: September 10, 2001

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 8, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Occidental Petroleum Corporation
Incoming letter dated December 28, 2001

The proposal urges the board of directors to adopt and implement a company-wide policy consistent with the Voluntary Principles on Security and Human Rights, including items contained in the proposal.

There appears to be some basis for your view that Occidental may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Occidental omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Jonathan Ingram
Special Counsel